
November 27, 2013

Via Email
John Busshaus
Chief Financial Officer
Future Healthcare of America
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re:**   **Future Healthcare of America**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2013**
> **File No. 333-191622**

Dear Mr. Busshaus:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 4, 2013, and we reissue the comment. Although we note you have reduced the number of shares you are registering for resale to be one-third of your public float, it remains unclear whether this offering is being conducted as an indirect primary. To this extent, we note that the Securities Purchase Agreement was closed on September 9, 2013, and the Agreement provides for the registration of 7,628,693 shares for sale by the selling stockholder. Please provide a more complete analysis under Securities Act Rules C&DI 612.09. Your analysis should describe how long the selling shareholders have held the shares, the circumstances under which they received them, your relationship with Alpha Capital Anstalt, and whether Alpha Capital

Anstalt is in the business of underwriting securities. Also please address whether the ownership limitations in the warrant and the debenture are waivable by either party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Branden T. Burningham, Esq.